FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

Management's Proposal and User Guide to Attend the Extraordinary Meeting to be held, on second call, on May 13, 2024.

Sao Paulo, May 02, 2024.

1. INTRODUCTION	3
2. REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS	4
2.1. Attendance at the meeting via the electronic system	4
2.2. Attendance through Distance Voting Ballots	9
3. MANAGEMENT'S PROPOSAL	10
I. Capital Stock of the Company	10
II. Adjustments to the powers of the Board of Directors	10
III. Proposal to restate the Company's Bylaws	10
4. CORPORATE APPROVALS	10
Exhibit I	12
Exhibit II	14

1.               INTRODUCTION

Dear shareholders,

The management of Companhia Brasileira de Distribuição (hereinafter, the "Company", or "CBD") submits below information on the matters to be resolved as per the Management's proposal at the Annual and Extraordinary General Meeting of the Company (the "Meeting") to be held, on second call, by videoconference only, including for voting purposes, on May 13, 2024, at 2 p.m., pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended ("CVM Resolution 81"), as well as the required clarifications for the participation of shareholders.

The Company prepared this Management's Proposal and the User Guide to Attend such Meetings (the "Proposal") in compliance with good corporate governance and transparency practices. The aim is to provide clear guidance to all Shareholders on the matters to be addressed. Moreover, the Company's Investor Relations Board of Executive Officers is made available for them to answer any further questions.

The agenda for the Meeting includes the resolution of the following matters:

I.	Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024;

II.	Amendment of items (l), (m) and (o) of Article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and

III.	Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments;

The proposals put forth by the Management regarding the agendas for said Meetings, along with detailed information about each topic, can be found in section 3 of this Proposal.

Sao Paulo, May 2, 2024.

The Management

Companhia Brasileira de Distribuição

2.               REQUIREMENTS FOR SHAREHOLDERS TO ATTEND MEETINGS

Pursuant to the guidelines below, the Company will allow Shareholders to attend meetings by: (i) voting via electronic system during the Meeting; or (ii) sending a distance voting ballot, which is available on the Company's Investor Relations website (www.gpari.com.br) and also on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), which may be sent through their respective custodians (if they provide this type of service), Itaú Corretora de Valores S.A., the Company's bookkeeping agent (“Bookkeeping Agent”), or directly to the Company by email, as provided below ( “Distance Voting Ballots”).

Shareholders who utilize the digital platform to attend the Meeting will be deemed present and acknowledged as a subscriber in the minutes and shareholders' attendance book.

2.1.           Attendance at the meeting via the electronic system

The meeting will take place via digital means only, using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" item (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined based on their type of participant.

2.1.1.          Registration on the Digital Platform

Shareholders are required to access the "Registration Link" link https://assembleia.ten.com.br/257213212, and complete the registration on the Digital Platform no later than May 11, 2024.

To register on the Digital Platform, shareholder must access the Registration Link and fill in the information requested by the platform for registration on the Digital Platform, according to the type of participant, as follows:

Individual Taxpayer Identification

For shareholders who are individuals and wish to take part directly, the following information must be provided: (i) full name; (ii) Taxpayer Identification Number (“CPF”); (iii) e-mail; and (iv) password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every shareholder must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number and other applicable documents as referred to in section 2.1.2 below.

Once the registration is completed, individual shareholders will receive an email message informing alternatively that their registration is: (i) pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; (ii) approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or (iii) disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents have the registration approved.

In order to update or correct the registration, shareholders are required to access the Registration Link once again. They must then login using the user and password that was created during their initial access to the Digital Platform, and proceed to upload the newly requested documents.

Upon rectifying and updating the registration, the Company will proceed to assess the documentation provided and will update the status of such Shareholder directly in the Digital Platform. The registration may be updated/corrected no later than May 11, 2024. Once this period has elapsed, under article 6, paragraph 3 of CVM Resolution 81, it will no longer be possible to rectify or update the registration.

Register of shareholders that are companies or organizations, and/or represented by an Attorney/Legal Representative

For shareholders that are companies or organizations, and/or shareholders of any nature who are represented by attorneys-in-fact and/or legal representatives ("Grantors"), the following information must be provided regarding their respective representatives and/or attorneys-in-fact ("Representative"): (i) full name; (ii) Tax Id. (CPF) number; (iii) email address; and (iv) password creation as required by the Digital Platform. After completing the fields requested by the Digital Platform, every Representative must send a copy of his/her personal document with a photo containing his/her Tax Id (CPF) number.

After registering, the Representative will be automatically directed to the page on which he/she must fill in the data required for each of the Grantors, as the case may be, that he/she is representing. Alternatively, if the automatic redirection does not occur, the Representative must access the Registration Link once again, login with the user and password that was created in the first access to the Digital Platform, access the "Meeting Panel", then click on the "Register Grantor" tab and fill in the required data for each Grantor they are representing.

Once a Grantor is registered, the general information regarding the Grantor will be displayed in the list of Grantors. The Representative must then repeat this process for each Grantor they represent.

After completing the list of Grantors, the Representative must access the "Documents" tab and click on "Add File". In this field, it shall make available the documentation applicable to each of the shareholders represented by him/her, as applicable, as referred to in section 2.1.2 hereinbelow. Users have the flexibility to attach all documents simultaneously or one by one.

Once the upload of all documents is completed, the Representative will receive an email message informing alternatively that the registration of their Grantors is: (i) pending, that is, that the registration was successfully completed and the Company is analyzing the documents submitted; (ii) approved, that is, that the Company has already analyzed the documentation presented and approved the registration; or (iii) disapproved, that is, that the registration was not approved by the Company after having assessed the documentation submitted and, in the latter case, which measures must be taken to update/correct the documents have the registration approved.

Furthermore, the Representative has the authority to directly monitor the real-time updates regarding the "status" of each Grantor under his/her representation on the Digital Platform. In the event of any discrepancies in the registration documentation pertaining to the Grantors, such discrepancies will be indicated in the list of Grantors with the status of "Failed". In order to directly access the cause of the failure on the Digital Platform, you can click on the corresponding red "letter" icon.

The screen displaying the reasons for the non-approval of shareholder registration by the Company will provide the opportunity to attach additional documents to the respective shareholder. To update/correct the registration, the Representative must upload the newly requested documents.

After correcting/updating the registration, the Company will analyze the documentation provided and update the status of said Grantors directly on the Digital Platform.

The registration may be updated/corrected no later than May 11, 2024. Once this period has elapsed, under article 6, paragraph 3 of CVM Resolution 81, it will no longer be possible to rectify or update the registration.

Alternate Representative Registration

If the Representative wants to register an alternative representative, they must access the Registration Link again, login with the user and password created in the first access to the Digital Platform, access "Meeting Panel", click on the "Representatives" tab, and then click on the "Invite Representative" button. The Representative must provide the requested data and click on “Invite Representative”. An alternative representative may see and send documents of the Grantors in common, however, only the main participant may express the votes on the day of the Meeting.

Additional Information

The meeting will only be accessible to shareholders and their representatives who properly accredit themselves within the specified deadline and manner outlined in this Management Proposal. The Company emphasizes that registrations, submission of new documents, or resubmissions will not be accepted beyond the registration deadline. Therefore, it is advisable for shareholders or representatives to allow for a three-day margin prior to the registration deadline, ensuring the submission of all required documentation. Hence, if there are any outstanding matters, shareholders or representatives will be granted a period to rectify them before the designated deadline.

In case of need for supplementation and/or additional clarifications in relation to the documents submitted for registration of attendance, the Company may contact the corresponding shareholder (or its respective Representative, as the case may be) to request that the supplementation be carried out in a timely manner to allow the sending of information and guidelines for access to the Digital Platform within the period set forth in this Proposal.

In the event that the shareholder (or their designated Representative, if applicable) who has formally requested attendance at the Meeting has not received the aforementioned instructions to access the Digital Platform within 24 hours of the Annual General Meeting (specifically, by 2.00 p.m. on May 12, 2024), they are required to contact the Company via email at societario@multivarejogpa.com.br, with a copy sent to gpa.ri@gpabr.com, in any case, up to 2 (two) hours before the time set for the Meeting to begin, so that the guidelines are forwarded to them.

Support for accessing the Digital Platform will be provided by the Company, reachable at the phone number (21) 98126-5724 or through either of the email addresses: rodrigo.ventura@ten.com.br or suporte@ten.com.br, no later than 2 (two) hours before the Meeting starts.

Moreover, the Company respectfully requests that shareholders log in to the Digital Platform at least 30 minutes before the Meeting is scheduled to begin. Registered shareholders are strongly encouraged to familiarize themselves with the Digital Platform beforehand to mitigate potential risks related to equipment compatibility and usage problems during the Meeting. The Management has made it clear that once the Meeting begins at the scheduled time, it will no longer be accessible through the Digital Platform.

The registered Shareholders or Representatives, as the case may be, undertake to: (i) use their individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether shareholder or not, as the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information shared by virtual means during the Meeting.

As per the provisions of article 6, paragraph 3 of CVM Resolution 81, Shareholders (either directly or through their Representatives) who have not completed the registration process in the aforementioned Registration Link or failed to submit the necessary documents within the designated timeframe will be denied to access the Digital Platform.

The Company also emphasizes that the information and guidelines to access the Digital Platform, including, without limitation, the access password, are exclusive and non-transferable, and the shareholder (or its respective Representative, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidelines sent to them by the Company under the terms of this Proposal. The shareholder or their designated Representative will bear exclusive responsibility for the accuracy and veracity of the identification information provided to the Company. They shall be held civilly and criminally liable for any personal misuse of the link, login, and password necessary to access the Meeting. Furthermore, sharing this information with third parties is strictly prohibited.

In anticipation of the access information that will be sent by email to the duly registered shareholder (or its respective Representative, as the case may be), as described above, the Company requests that access to the Digital Platform take place by videoconference (mode by which shareholders may attend the meeting and express themselves by voice and video) in order to ensure the authenticity of the communications, unless the shareholder is urged, for any reason, to turn off the video feature of the Digital Platform. Moreover, in order to facilitate the productive flow of the Meeting, shareholders are urged to comply with any time restrictions established by the Company for expressing opinions and the commencement of the audio.

Moreover, in accordance with the aforementioned information and in light of the regulations outlined in article 28, paragraph 1, II, of CVM Resolution 81, the Company will conduct a complete recording of the Meeting, emphasizing the absolute prohibition for shareholders (or its representative, as the case may be) to record or transmit even part of the Meeting. However, the attending shareholders (or its representative, as the case may be) hereby authorize the use, by the Company, of any information contained in the recording of the Meeting for: (i) registration of the possibility of manifestation and visualization of the documents submitted during the Meeting; (ii) registration of the authenticity and security of the communications during the Meeting; (iii) registration of the presence and votes cast by the attending shareholders (or its representative, as the case may be); (iv) compliance with a legal order of competent authorities; and (v) defense of the Company, its managers, and contracted third parties, whether in court, through arbitration, or any other regulatory or administrative level.

To partake in the Meeting using the Digital Platform, certain technical requirements must be met:

(i)                  a computer that has the ability to activate its camera and audio features; and

(ii)                 internet access connection of at least 1mb (minimum bandwidth of 700kbps).

Note: for videoconferencing, it is advised to use the Google Chrome or Microsoft Edge browser, and it is recommended to have the latest version of both the browser and the operating system. Furthermore, it is advisable for shareholders to disconnect any VPN, videoconferences, or other camera and microphone platforms they may be using before accessing the Digital Platform for the Company's Meeting.

The Company cannot be held accountable for any connection problems faced by Shareholders or their legal representatives, or any other unforeseen circumstances that are beyond its control.

Attendance to the Meeting through the Digital Platform will only be granted to shareholders or their Representatives, the Company's managers, and individuals whose presence is legally required or mandated by applicable regulations.

2.1.2.          Documents required to attend the Meeting

The following documents must be provided by the shareholders and/or their Representatives, as the case may be, through the Digital Platform at the electronic address stated hereinabove:

(a)	updated statement containing the respective shareholding, issued by the custodian agent;

(b)	For individuals: shareholder's identification document with photo;

(c)	For companies and organizations: (i) the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of such organization’s legal representative;

(d)	For investment funds: (i) the most recent restated charter of such fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's attorney-in-fact/legal representative; and

(e)	if any of the Shareholders referred to in sections (b) to (d) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the (i) power of attorney with specific powers for their representation at the Meeting; (ii) identification documents of the attorney-in-fact to be present at the Meeting, as well as, in the case of an organization or fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by Shareholders through electronic means, preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

In order to guarantee the active participation of Shareholders, the Company will dispense with the requirement of certified copies or notarization for documents issued and signed within Brazil, as well as the notarization, legalization/apostille, and registration in the Brazilian Registry of Deeds and Documents for documents signed abroad.

Furthermore, the Company shall not require certified translations of documents originally written in Portuguese, French, English, or Spanish, or those that are presented with a translation in any of these languages. Nevertheless, in all other circumstances, such translations will be obligatory.

The following identification documents will be accepted, provided they bear a photo and are still effective: RG (Brazilian citizens’ identification document), RNE (Brazilian identification document for foreigners), CNH (driver's license), passport, or officially recognized professional class identification documents (like identification documents for lawyers, engineers, physicians etc.).

2.2.           Attendance through Distance Voting Ballots

Pursuant to Article 49 of Instruction No. 81 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as amended, the voting instructions received by the Company through the distance voting ballots sent for the first call of the General Meeting, held on April 29, 2024, shall be considered.

3.                   MANAGEMENT'S PROPOSAL

The Company's Management submits to the Meeting the proposals described below:

I.                Capital Stock of the Company

The Management proposes to amend Article 4 of the Company's Bylaws to reflect the capital increase, within the authorized limit, as approved at the meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.

II.              Adjustments to the powers of the Board of Directors

Considering the Incentive Plan presented in this Proposal and the current reality of the Company, the Management proposes to amend article 17 of the Bylaws, (i) subparagraph (l), in order to exclude the limit provided for therein, considering that the limit of shares to be granted will already be provided for in the Incentive Plan, (ii) subparagraph (m), in order to reflect the amendment proposed in section (i) and reflect the new share-based compensation structure adopted by the Company; and (iii) subparagraph (o), in order to adequate its wording to the Company’s Policy of Transactions with Related Parties.

In compliance with the provisions of article 12 of CVM Resolution 81, the Management presents the report detailing the origin and justification of the amendments proposed in sections II and III above, with a comparative table between the current version and the proposed amendments in Exhibit II.

III.           Proposal to restate the Company's Bylaws

The Management hereby proposes that the Company's Bylaws are amended and restated to reflect the changes proposed in sections II and III above. Thus, in compliance with the provisions of article 12 of CVM Resolution 81, the Management submits its restated Bylaws reflecting the changes proposed in Exhibit II.

4.               CORPORATE APPROVALS

This proposal was approved by the Company's Board of Directors at a meeting held on March 29, 2024, according to the minutes available to all shareholders at the Company's headquarters, on the Company's Investor Relations website (www.gpari.com.br), and on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

EXHIBIT I

Report detailing the Origin and Justification of Proposed Changes

(Article 12, II, of CVM Resolution 81)

We provide below a comparative table between the version currently in force and the proposed amendment to the Company's Bylaws:

Current wording	Proposed wording	Comparative wording	Change rationale

ARTICLE 4 – The Company's capital stock is R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents), fully subscribed and paid in, divided into 270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine) common shares, all of them registered, book-entry shares with no par value.	ARTICLE 4 – The Company's capital stock is R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.	ARTICLE 4 – The Company's capital stock is ~~R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents)~~ R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into ~~270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine)~~ 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.	Adjustment in the wording to reflect the Company's capital increases resulting from (i) the public offering of shares approved at a meeting of the Board of Directors on March 13, 2024; and (ii) and (ii.) the exercise of share purchase options, within the authorized capital limit, approved at a meeting of the Board of Directors held on March 29, 2024.

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76;

(m)       set the limit of shares to be issued in the scope of the Company's Stock Option Plan previously approved by the General Meeting, subject to the limit set forth in section "l" above;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater;

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force;

(m) set the limit of shares to be granted under the stock option plans and share-based compensation plans of the Company previously approved by the General Meeting, when applicable;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;

(I) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force~~. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76~~;

(m) set the limit of shares to be ~~issued~~ and granted ~~within~~ the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable, subject to the ~~limit provided for in section "l" above~~;

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;

Wording adjustment to adapt to the Company's current reality, so that only the limit provided for in the Incentive Plan is applicable.

Wording adjustment to provide for the new share-based compensation structure to be adopted by the Company under the Incentive Plan.

Wording adjustment to adapt the wording to the Company's Policy for Transactions with Related Parties.

Exhibit II

Restated Bylaws of the Company

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

A publicly held corporation with authorized capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (the “Company”) is a corporation headquartered at Av. Brigadeiro Luis Antônio n. 3142, in the capital city of Sao Paulo, SP, Federative Republic of Brazil, which will henceforth be governed by these Bylaws, by Law no. 6.404 of December 15, 1976 (“Law no. 6.404/76”), as amended, as well as other legal provisions in force.

Sole Paragraph – With the Company's entry into the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the fiscal council, when established, are subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 – The Company's corporate purpose is the sale of manufactured, semi-manufactured or "in natura" products, whether of domestic or foreign origin, of any and all kinds and species, nature or quality, with the exploitation of the supermarket industry sector, which includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and the like in the surroundings of the points of sales operated by the Company.

Paragraph 1 - The Company may also carry out the following activities:

(a)       the manufacturing, processing, handling, transformation, export, import, and representation of food or non-food products, on its own account or by third parties;

(b) the international trade, including of coffee;

(c) the import, distribution, and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;

(d) the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;

(e) the sale of petroleum products and derivatives, supply of fuels of any kind, including on gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;

(f) the sale of veterinary products, drugs, and medicines in general; veterinary office, clinic and hospital, and pet shop with bathing and grooming services;

(g) the rental of any recorded media;

(h) the provision of photographic, cinematographic, and similar studio services;

(i) the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;

(j) act as a distributor, agent, and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;

(k) the exploitation of buildings and construction in all its forms, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists, and cargo elevators;

(l) application of household sanitizing products;

(m)       the municipal, state, and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this subparagraph;

(n) activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;

(o) the purchase, sale, and distribution of books, magazines, newspapers, periodicals and the like;

(p) carrying out studies, reviews, planning, and market research;

(q) carrying out tests to launch new products, packaging, and brands;

(r) developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;

(s) the provision of services related to food, meal, fuel, transportation vouchers, and other kinds of vouchers or purchase cards that result from activities related to its corporate purpose;

(t) the lease and sublease of its own or third-party chattel;

(u) the provision of services in the management area;

(v) to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;

(w) operate as an agent, broker, or intermediation of securities and tickets;

(x) exploration of the activity of a banking correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, securities, accounts or booklets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by service machines and other activities arising from service agreements maintained by the Company with financial institutions; (ii) provision of collection, receipt or payment position; (iii) receipt and forwarding of proposals for the provision of credit cards; (iv) issuance of booklets, settlement forms, printed forms, and documents in general; and (v) supplementary services for the collection of registration data and documentation, as well as data control and processing;

(y) provision of parking, accommodation, and vehicle storage services;

(z) the import of beverages, wines, and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products;

(cc) the import, distribution, and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs, and light bulbs; and

(dd) exploitation of non-financial intangible asset management.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden those for mere favor.

ARTICLE 3 – The Company's term duration is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company's capital stock is ~~R$1,807,167,455.83 (one billion, eight hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five Reals and eighty-three cents)~~ R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into ~~270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine)~~ 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company, and each common share entitles its holder the right to cast one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company determines, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock up to the limit of 800,000,000 (eight hundred million) common shares upon resolution of the Board of Directors and regardless of any amendment to the Company's bylaws.

Paragraph 1 - The limit of the Company's authorized capital can be changed only upon a decision made by the General Meeting.

Paragraph 2 - The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its management members, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants, or debentures convertible into shares up to the limit of THE authorized capital, may be approved by the Board of Directors, excluding or reducing the time term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Meeting shall be called by the Chairman of the Board of Directors, or in his/her absence by the Vice-Chairman of the Board of Directors and shall have the following responsibilities:

i.	amend the Company's Bylaws;

ii.	elect or dismiss, at any time, the members of the Company's Board of Directors;

iii.	take, every year, the accounts submitted by the management members and resolve on the financial statements presented by them;

iv.	approve the issuance of shares, subscription bonuses, debentures convertible into shares of its own issuance or any bonds, securities, or other rights or interests that are exchangeable or convertible into shares issued by the Company itself, without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);

v.	decide on the appraisal of assets with which the shareholders contribute to the formation of the capital stock;

vi.	decide on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;

vii.	decide on the dissolution and liquidation of the Company and to elect and dismiss the liquidator(s);

viii.	examine and approve the accounts of the liquidator(s); and

ix.	set the annual overall compensation of the members of the Company's management and the Fiscal Council, if established.

Sole Paragraph - The General Meetings will be established and chaired by any member of the Board of Directors or the Company's Board of Executive Officers or by employees of the Company who hold positions as officers, even if not statutory, who will choose, among those present, someone to act as secretary.

ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be required, not counting the blank votes, subject to the exceptions provided for by law and in the applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

Paragraph 1 - The management members will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 38.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I

The Board of Directors

ARTICLE 12 – The Board of Directors is composed of at least 7 (seven) andat most9 ( <<nine) members, elected and dismissable by the General Meeting, with a unified term of office of 2 (two) years, reelection being allowed.

Paragraph 1: In case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian Corporations Act) in the event of existing a controlling shareholder.

Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 – The Board of Directors shall have one (1) Chairman and up to one (1) Vice-Chairman, to be elected by the members of the Board of Directors at the meeting to be held immediately after the investiture of such members.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time by the same person.

Paragraph 2 – In the event of a vacancy in the position of Chairman or impediment of the Chairman, the Vice-Chairman shall automatically undertake such position, remaining until the end of the respective term of office, or until a new appointment by the Board of Directors occurs.

Paragraph 3 - In the event of a vacancy in the position of Vice-Chairman, the Board of Directors shall appoint a substitute to the position to remain until the end of the respective term of office.

Paragraph 4 – In the event of the absence of the Chairman, the meetings of the Board of Directors shall be chaired by the Vice-Chairman.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results, and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, by the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

Article 15: The Board of Directors' meetings shall be presided over by its Chairman and, in his/her absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to its Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

(a)	setting forth the general guidance of the Company's businesses;

(b)	approve or amend the Company's investment plan;

(c)	electing and dismissing the Company's executive officers, determining their duties and designations;

(d)	supervising the management of the Executive Officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

(e)	calling the General Meeting;

(f)	issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers, and the Company's financial statements;

(g)	deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, determining the corresponding price and the payment conditions;

(h)	choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

(i)	issue an opinion on any proposal by the Board of Directors to the General Meeting;

(j)	authorizing the acquisition of shares of the Company itself for purposes of cancellation or keeping with its treasury, complying with the applicable standards;

(k)	developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members pegged to the Company's results ("Profit-Sharing Plan");

(l)	determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force~~. The amounts spent or set as allowances in each fiscal year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth in Article 189 of Brazilian Law 6,404/76~~;

(m)	set the limit of shares to be ~~issued~~ and granted ~~within~~ the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable, subject to the ~~limit provided for in section "l" above~~;

(n)	creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors, and determine their corresponding responsibilities as provided for in these Bylaws;

(o)	resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;
(p)	resolving on any financial transaction involving the Company, including the granting or borrowing of loans and the issue of non-convertible and debentures in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction;

(q)	resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net stockholders' equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever amount is greater;

(r)	preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation; and

(s)	resolving on any change in the Company's dividend distribution policy.

Paragraph 1 – In the case of a resolution to be taken by the corporate bodies of the companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it shall be incumbent upon the Board of Directors to direct the vote of the Company's managers, in the case of decisions taken at a general meeting, meeting of partners or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution falls under paragraphs (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the subsidiaries or investees.

Paragraph 2: The Board of Directors shall adopt a policy on transactions with related parties, and may establish limits, specific responsibilities, and procedures for such transactions to be approved.

Section II

Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The audit committee, an advisory body subordinated to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

Paragraph 1 - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Paragraph 2 - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these Bylaws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Paragraph 3 - The activities of the Audit Committee Coordinator are defined in its Charter as approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with reelection for successive terms being allowed, in accordance with the Audit Committee’s charter.

Paragraph 1 - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Paragraph 3 - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Fiscal Council is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Fiscal Council.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the management members.

Section III

Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Chairpersons and Officers.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these Bylaws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

Paragraph 1 - The duties and specific designations of each one of the Officers will be determined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Board of Executive Officers is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Board of Executive Officers is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these Bylaws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Fiscal Council, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit-Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Board of Executive Officers;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Board of Executive Officers and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

Paragraph 1 - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Paragraph 2 - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Paragraph 3 - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Officers;

(b)	jointly by one Officer and one attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these Bylaws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 - The Company will have a non-permanent Fiscal Council, composed of three (3) effective members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Paragraph 3 - The investiture of the Fiscal Council members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Board of Executive Officers, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

PROFIT DISTRIBUTION

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these Bylaws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with Paragraph 1 below of these Bylaws.

(d)	the profit not used to constitute the reserve under the Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Paragraph 2 - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Paragraph 3 - The Company may distribute, if authorized by the Board of Directors, interim dividends, to be approved by the General Meeting.

Paragraph 4 - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits provided for by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Fiscal Council that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A SIGNIFICANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("Relevant Interest"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover bid, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements, observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("takeover bid" or "OPA"):

I. be forwarded indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

Paragraph 1 - The execution of the OPA takeover bid referred to in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent OPA takeover bid, under the applicable regulation.

Paragraph 2 - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these Bylaws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Paragraph 3 - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the OPA takeover bid, within the maximum terms as set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out an OPA takeover bid under the terms of this Article 36 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer, due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Paragraph 6 - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Group of Stockholders.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The OPA takeover bid referred to in Article 36 above may be waived by the General Meeting subject to the provisions below.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its shareholders, management members, and members of the Fiscal Council, both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("Câmara de Arbitragem do Mercado"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations, and the Novo Mercado Listing Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal council members and other employees who hold the position or management function in the Company, in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer holds the position or function for which he was elected or exercised in the Company and/or any of its subsidiaries or affiliates ("Beneficiaries”).

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties that are not in compliance with the applicable legislation, regulations, or administrative decisions, the Bylaws, and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulatory or governmental body or agency having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the provisions of the Indemnity Agreement.

Paragraph 4 - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The amounts in US dollars mentioned in these Bylaws shall be used only as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

ARTICLE 41 - Those matters not expressly covered herein shall be settled pursuant to the laws and regulations in force, including the New Market Regulation.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 3, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.